UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 25, 2022

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release
Paris, 23 July 2022

ORANGE and MASMOVIL sign an agreement to combine their operations in Spain

•    Following the period of exclusive negotiations that began on March 8th 2022, ORANGE and MASMOVIL (LORCA JVCO) have signed a binding agreement to combine their businesses in Spain.

•    The transaction is based on an enterprise value of €18.6 billion, €7.8 billion for ORANGE Spain and €10.9 billion for MASMOVIL.

•    The transaction is subject to approval from antitrust authorities and other relevant administrative authorities and is expected to close during the second half of 2023 at the latest.

As outlined in the prior announcement, the combination of the activities of ORANGE Spain and MASMOVIL would take the form of a 50-50 joint venture co-controlled by ORANGE and MASMOVIL (LORCA JVCO), with equal governance rights in the combined entity. The agreement between parties includes a right to trigger an IPO under certain conditions for both parties after a defined period and, in such a scenario, an option for ORANGE to take control of the combined entity at IPO price.

The joint venture between MASMOVIL and ORANGE will create a sustainable player with the financial capacity and scale to continue investing to foster the future of infrastructure competition in Spain for the benefit of consumers and businesses.

A joint venture between the two complementary businesses would lead to significant efficiency gains, allowing the combined company to accelerate investments in FTTH and 5G that will benefit Spanish customers.

As part of the final agreement, ORANGE Spain’s enterprise value is set at €7.8 billion (7.2x 2022E EBITDAaL and 37.1x 2022E EBITDAaL - eCapex) and MASMOVIL’s (which includes the acquisition of EUSKALTEL) at €10.9 billion (8.7x 2022E EBITDAaL and 14.9x 2022E EBITDAaL - eCapex)2.

Due diligence conducted since March shows potential synergies in excess of €450m per annum to be reached by the fourth year post closing.

The transaction is supported by a €6.6 billion non-recourse debt package that will finance, among other things, a €5.85 billion payment up-streamed to the ORANGE Group and MASMOVIL shareholders. This distribution to the shareholders will be asymmetric as it also embeds an equalization payment in favor of ORANGE to reflect the different levels of indebtedness of the two standalone businesses. This debt package is mainly comprised of bank debt, provided by a large pool of banks. MASMOVIL’s existing debt will remain in place. Post closing, the financial policy agreed between ORANGE and LORCA JVCO includes a leverage target of 3.5x net debt/EBITDA ratio to facilitate an IPO of the joint venture in the medium term.

The transaction is subject to approval from antitrust authorities and other relevant administrative authorities and is expected to close during the second half of 2023 at the latest. Until such approvals and closing conditions are satisfied, the two companies will continue to operate independently.

Christel Heydemann, CEO of ORANGE, commented: "I am very happy to announce the conclusion of these negotiations today. This deal paves the way for the creation of a joint company that combines the forces of ORANGE and MASMOVIL into a single, stronger operator that will enable investments in 5G and Fiber, benefiting customers across Spain. I strongly believe that the creation of this new company is of fundamental importance for the Group, the Spanish telecoms market and for our customers."

Meinrad Spenger, CEO of MASMOVIL, commented: "This is a great day for Spanish consumers as well as for our stakeholders. Together with ORANGE, we plan to form a strong operator with a sustainable business model and the capacity to invest in world-class infrastructure, technology and talent. We anticipate this will drive competition, digitization and innovation in the Spanish market."

More information

See attached presentation on orange.com for the main facts and figures concerning this transaction.

DISCLAIMER

This press release contains prospects, hypothesis, estimates and other forward-looking statements or anticipations that involve risks and uncertainties, including references concerning expected future savings, synergies, as well as its future positioning in the market, financial structure, growth and profitability, which could cause actual results to differ materially from those contained in such estimates and forward-looking statements.

Many of these risks and uncertainties are related to factors that can be neither controlled nor estimated with certainty, such as future market conditions, approvals to be granted by relevant competent authorities, or the responses from investors or other market actors and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Forward-looking statements speak only as of the date they are made. Other than as required by law, there is no undertaking of any obligation to update forward-looking statements in light of new information or future developments.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 42.5 billion euros in 2021 and 137,000 employees worldwide at 31 March 2022, including 76,000 employees in France. The Group has a total customer base of 278 million customers worldwide at 31 March 2022, including 232 million mobile customers and 24 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies under the brand Orange Business Services. In December 2019, the Group presented its new "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. While accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com and the Orange News app or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

About MASMOVIL Group

MASMOVIL Group is the operator that has led the growth in Spain for the last years which offers fixed, Internet broadband, Mobile, tv and new services such as 100% green energy, e-health, home security and personal finance services for residential, businesses and wholesale through its main brands: Yoigo, MASMOVIL, Pepephone, Lebara, Llamaya, Lycamobile and Virgin telco and the regional brands Euskaltel, R, Telecable, Embou and Guuk.

In Portugal, MASMOVIL owns the brand Nowo which offers fixed, and mobile services for residential customers.

The Group has fixed FTTH networks and 3G,4G and 5G mobile network infrastructure. It has a coverage of more than 27M available fiber households and 18M with ADSL, and its 4G/5G mobile network covers 98,5% of the Spanish population.

MASMOVIL has launched its 5G services covering more than 900 cities in the Spanish territory. The Group has close to 15 million mobile and fixed services in Spain after the Euskaltel acquisition.

MASMOVIL has achieved zero net carbon emissions in 2020, positioning as the first telecommunications operator in Europe to achieve such a goal and the lowest absolute residual level emissions. In addition, it is the first telecommunications operator in Europe to become a B-Corp Company.

MASMOVIL is participated by Cinven, KKR and Providence Equity Partners since November, 2020 with the aim of accelerating the investment strategy of the Group.

Follow us:

MASMOVIL Group website: https://www.grupomasmovil.com/

Twitter: https://twitter.com/grupomasmovil

Press contacts:

ORANGE Group - Tom Wright; tom.wright@orange.com; +33 6 78 91 35 11

ORANGE Spain - Beatriz Valverde; beatriz.valverde@orange.com; +34 616 093 913

MASMOVIL Group - Fernando Castro; fernando.castro@masmovil.com; +34 656 160 378

1 The contemplated transaction does not include notably TOTEM Spain and MASMOVIL Portugal.

2 ORANGE multiples proforma, post TOTEM carve-out. MASMOVIL multiples proforma including acquisition of EUSKALTEL (based on EUSKALTEL run-rate synergies).

ORANGE

Date: July 25, 2022	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations